Exhibit 11

INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30,
	2015	2014	2015	2014
Earnings (loss) from continuing operations	$220	$339	$760	$425
Discontinued operations	—	16	—	(4)
Net earnings (loss)	220	355	760	421
Effect of dilutive securities	—	—	—	—
Net earnings - assuming dilution	$220	$355	$760	$421
Average common shares outstanding	415.1	425.3	418.7	429.9
Effect of dilutive securities
Restricted stock performance share plan	2.4	3.3	3.2	3.7
Stock options	—	—	—	0.1
Average common shares outstanding - assuming dilution	417.5	428.6	421.9	433.7
Earnings (loss) per common share from continuing operations	$0.53	$0.80	$1.81	$0.99
Discontinued operations	—	0.04	—	(0.01)
Net earnings (loss) per common share	$0.53	$0.84	$1.81	$0.98
Earnings (loss) per common share from continuing operations - assuming dilution	$0.53	$0.79	$1.80	$0.98
Discontinued operations	—	0.04	—	(0.01)
Net earnings (loss) per common share - assuming dilution	$0.53	$0.83	$1.80	$0.97

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.